UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                      DEKALB Energy Company
                        (Name of Issuer)

                  Class A Stock, No Par Value
                 (Title of Class of Securities)

                           244874 20 2
                         (CUSIP Number)

                        Terrance K. Holt
                        Virginia R. Holt
   2329 Clover Lane, Northfield, Illinois 60093 (708) 441-0707
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        December 21, 1994
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement
  . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 244874 20 2

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Terrance K. Holt
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP    (a)
                                                            (b) X

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             __

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


                    7    SOLE VOTING POWER

                         176,584
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              -0-
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                176,584

                   10    SHARED DISPOSITIVE POWER

                         -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON    277,637

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                     __

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    12.0%

     14   TYPE OF REPORTING PERSON*
                    IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No. 244874 20 2

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Virginia R. Holt
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*   (a)
                                                            (b) X

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             __

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


                    7    SOLE VOTING POWER

                         101,053
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              -0-
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                101,053

                   10    SHARED DISPOSITIVE POWER

                         -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON    277,637

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                     __

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    12.0%

     14   TYPE OF REPORTING PERSON*
                    IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

          This amendment no. 1 amends the Schedule 13D filed by Terrance K. Holt and Virginia R. Holt on March 4, 1994. The purpose of this amendment no. 1 is to report that on December 21, 1994 DEKALB Energy Company (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") among Apache Corporation, XPX Acquisitions, Inc. ("Sub") a wholly owned subsidiary of Apache, and the Company providing for the merger of Sub into the Company in a transaction under Delaware Law by which the Company would become a wholly owned subsidiary of Apache.

     Pursuant to the requirements of the Merger Agreement the undersigned and certain other stockholders of the Company, entered into Stockholder Agreements with Apache. The Stockholder Agreements provide generally, among other things, that each stockholder has agreed to vote those shares of Class A Stock of the Company identified in the schedule to his Stockholder Agreement in favor of the Merger and against any action which would violate the Merger Agreement or any other transaction involving a change in control of the Company. The Stockholder Agreement provides further that the undersigned will not solicit, initiate, or take any action that is reasonably likely to lead to any Takeover Proposal (as defined in the Stockholder Agreement) from a third party; not to transfer the shares of Class A Common Stock subject to the Agreement; and to refrain from certain other activities inconsistent with the foregoing.

     The Stockholder Agreement by its terms shall terminate if the Merger Agreement is terminated in accordance with its terms.

     The Stockholder Agreements relate in the aggregate to in excess of fifty percent of the outstanding shares of Class A
Common Stock of the Company.

     A copy of the Form of Stockholder Agreement is attached hereto.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 22, 1994

/s/ Terrance K. Holt
Terrance K. Holt

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 22, 1994

/s/ Virginia R. Holt
Virginia R. Holt

H:\EDGAR\VRH94

                                                  ATTACHMENT

                      STOCKHOLDER AGREEMENT

     This Stockholder Agreement ("Agreement") is entered into effective for all purposes as of December ___, 1994, by and between APACHE CORPORATION, a Delaware corporation ("Parent"), and the undersigned (the "Stockholder", and together with the other persons who execute agreements in the same form as this Agreement, the "Signatory Stockholders").

     WHEREAS, Parent, XPX ACQUISITIONS, INC., a Delaware corporation wholly owned by Parent ("Sub"), and DEKALB ENERGY
COMPANY, a Delaware corporation (the "Company"), are simultaneously entering into an Agreement and Plan of Merger, (the "Merger Agreement"), pursuant to which Sub will merge with and into the Company (the "Merger"); and

     WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Sub have required that each of the Signatory Stockholders enter into, and each of the Signatory Stockholders has agreed to enter into, this Agreement or an agreement in the same form as this Agreement (together, the "Stockholder Agreements"); and

     WHEREAS, the Board of Directors of the Company has, prior to the execution of the Merger Agreement and the Stockholder
Agreements, approved the Merger Agreement and the Merger;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

                            ARTICLE 1
                   AGREEMENT TO SUPPORT MERGER

     Section 1.1 Voting. The Stockholder hereby agrees that, during the term that this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Stockholder shall vote (or cause to be voted) all voting Shares (as defined in Section 2.1) held of record (or beneficially) by the Stockholder:

     (a)  in favor of the Merger and the adoption of the Merger
Agreement;

     (b) against any action or agreement that would result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of the Company under the Merger
Agreement; or

     (c) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement):

          (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries (as defined in the Merger Agreement);

          (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries;

          (iii)     any change in the Board of Directors of
     the Company;

          (iv) any change in the present capitalization of the Company or any amendment to the Company's
     Certificate of Incorporation or By-laws;

          (v)  any change in the Company's corporate
     structure or business; or

          (vi) any other action that is intended, or that could reasonably be expected, to impede, interfere with, delay, postpone or discourage, or adversely affect the contemplated economic benefits to Parent of, the Merger and the actions or transactions contemplated by the Merger Agreement or this Agreement.

The Stockholder further agrees that the Stockholder will not enter into any agreement or understanding with any person or entity prior to the termination of this Agreement that is in any manner inconsistent with the provisions of this Section 1.1.

                            ARTICLE 2
                 REPRESENTATIONS AND WARRANTIES

Section 2.1Representations and Warranties. The Stockholder hereby represents and warrants to Parent as follows:

     (a) Ownership of Shares. The Stockholder is the record and beneficial owner of the number of shares of voting Class A Stock, no par value, of the Company ("Class A Stock") and the number of shares of Class B (nonvoting) Stock, no par value, of the Company ("Class B Stock"; the Class A Stock and Class B Stock, collectively, the "Common Stock") as set forth on Schedule A hereto (the "Existing Shares" and, together with any shares of Common Stock of the Company acquired by the Stockholder hereafter and prior to the termination of this Agreement, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise, the "Shares"). On the date hereof, the Existing Shares constitute all of the shares of Common Stock of the Company owned of record or beneficially by the Stockholder. Except as described on Schedule A attached hereto, the Stockholder has sole voting power and sole power of disposition, sole power to demand an appraisal of any Existing
Shares entitled to appraisal pursuant to Section 262 of the Delaware General Corporation Law and sole power to engage in the actions set forth herein, including those set forth in Article 3 hereof, in each case with respect to all of the Existing Shares, with no restrictions on such rights except pursuant to the terms of this Agreement.

     (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets are or may be bound, including, without limitation, any trust agreement, voting agreement, irrevocable proxy, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms. There is no beneficiary, or holder of a voting trust certificate or other interest, of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby with respect to any Existing Shares. If the Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, each person having community property rights in the Shares, enforceable against such person in accordance with its terms.

     (c) No Conflicts. Except pursuant to the Securities Exchange Act of 1934, as amended, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority or any other person (or entity) is necessary for the execution of this Agreement by the Stockholder and the performance by the Stockholder of the actions contemplated hereby. Neither the execution and delivery of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby nor compliance by the Stockholder with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets are or may be bound or
(ii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Stockholder or any of the Stockholder's properties or assets.

     (d) No Adverse Claims. The Shares and the certificates representing such Shares are now and at all times during the term of this Agreement will be held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising under this Agreement.

     (e) No Brokers. No broker, investment banker, financial advisor or other person is entitled to receive from the Company or any subsidiary any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based on arrangements made by or on behalf of the Stockholder.

     (f) Material Reliance. The Stockholder understands and acknowledges that Parent is entering into, and causing Sub to enter into, the Merger Agreement in material reliance upon the Stockholder's execution and delivery of this Agreement.

     (g) No Intention to Dispose. The Stockholder has no plan or intention to, directly or indirectly, sell, exchange, or otherwise dispose of, reduce the risk of loss by short sale or otherwise, or enter into any contract or other arrangement with respect to, or consent to, the sale, exchange or other disposition of any interest in any shares of Parent Common Stock (as defined in the Merger Agreement) received pursuant to the Merger. The Stockholder acknowledges that the Stockholder is giving this representation to enable Mayor, Day, Caldwell & Keeton, L.L.P. and Sidley and Austin to opine that the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code and further recognizes that significant adverse tax consequences might result if such representation is not true.
The Stockholder understands and agrees that, in connection with the Merger, the Stockholder will give written notice to the Company and Parent in the event that, at the Effective Time of the Merger (as defined in the Merger Agreement) there is any change in any of the representations of the Stockholder set forth in this Section 2.1(g).

                            ARTICLE 3
                CERTAIN COVENANTS AND AGREEMENTS

     Section 3.1 Certain Covenants of Stockholder. Except in accordance with the terms of this Agreement, during the term of this Agreement, the Stockholder hereby covenants and agrees as follows:

     (a) No Solicitation. (X) The Stockholder will immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted heretofore by the Stockholder with respect to any Takeover Proposal. As used in this Agreement, "Takeover Proposal" means any tender offer or exchange offer for 20% or more of the outstanding shares of Class A Stock or Class B Stock or any proposal or offer for a merger, consolidation, amalgamation or other business combination involving the Company or its subsidiaries or any equity securities (or securities convertible into equity securities) of the Company, or any proposal or offer to acquire in any manner a 20% or greater equity or beneficial interest in, or a material amount of the assets or value of, the Company or its subsidiaries, other than pursuant to the transactions contemplated by the Merger Agreement.

     (Y) The Stockholder will not, and will not permit any of the Stockholder's representatives or agents to, directly or indirectly, (i) (A) solicit, (B) initiate or (C) (excluding any action referred to in clauses (ii) and (iii) of this sentence) encourage or take any action to facilitate the making of, any offer or proposal that constitutes or that is reasonably likely to lead to any Takeover Proposal, (ii) participate in any discussions (other than as necessary to clarify the terms and conditions of any unsolicited offer, including any financing or other contingencies and other relevant facts with respect thereto) or negotiations regarding any Takeover Proposal (other than with the Stockholder's legal counsel, other Signatory Stockholders or officers or directors of the Company) or
(iii) furnish to any person (other than Parent or its representatives) any nonpublic information or nonpublic data regarding the Company. The Stockholder will notify Parent or officers or directors of the Company orally and in writing of any such inquiries, offers or proposals to the Stockholder (including the terms and conditions of any offer or proposal and the identity of the person making any inquiry, offer or proposal) as promptly as possible and in any event within 24 hours after receipt thereof.

     (b)  Restriction on Transfer; Proxies and Non-Interference;
Restriction on Withdrawal. The Stockholder shall not, directly or indirectly:

          (i) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (or in any other way reduce the Stockholder's risk of ownership in), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of (or in any other way reduce the Stockholder's risk of ownership in), any or all of the Shares or any other equity securities of the Company or any interest therein;

          (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any Shares into any voting trust or enter into any voting agreement with respect to any Shares;

          (iii)     convert any Shares that are of Class A
     Stock into Class B Stock; or

          (iv) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing the Stockholder's obligations under this Agreement.

     (c) Waiver of Appraisal Rights. The Stockholder hereby waives any and all rights of appraisal or rights to require the Company to purchase any of the Shares that the Stockholder may have under the Delaware General Corporation Law.

     Section 3.2 Certain Agreements with Respect to Shares for Purposes of Rule 145. If the Stockholder may be deemed to be an "affiliate" of the Company pursuant to Rule 145 under the Securities Act of 1933, as amended, the Stockholder has delivered, or agrees to deliver to the Parent prior to the closing of the Merger, an Affiliate Agreement in the form attached to the Merger Agreement as Exhibit A with respect to the Shares and future transactions with respect to Parent Shares by the Stockholder ("Affiliate Agreement"). Each representation of the Stockholder made in Section 2.1(b) and Section 2.1(c) hereof with respect to this Agreement is hereby confirmed to be true and correct with respect to the Affiliate Agreement, if any.

     Section 3.3 Binding Obligations. The Stockholder agrees that this Agreement and the Stockholder's obligations hereunder and, if applicable, under the Affiliate Agreement shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including without limitation the Stockholder's heirs, guardians, administrators or successors.

     Section 3.4 Stop Transfer. The Stockholder agrees with, and covenants to, Parent that the Stockholder shall not request that the Company register any transfer of any certificate representing any of the Shares, if such transfer would violate any provision of this Agreement.
                            ARTICLE 4
                           TERMINATION

     Section 4.1 Termination. This Agreement shall terminate if the Merger Agreement is terminated in accordance with its terms other than as a result of the effectiveness of the Merger. Such termination shall not affect the rights of Parent for any breach of any covenants, agreements, representations or warranties herein by the Stockholder.

                            ARTICLE 5
                          MISCELLANEOUS


     Section 5.1 Entire Agreement; Assignment. This Agreement and the Affiliate Agreement, if applicable, executed by the Stockholder, (i) constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise without the prior written consent of the other party; provided that Parent may assign, in its sole discretion, its rights and obligations hereunder and thereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement and the Affiliate Agreement, if applicable, shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives, legal representatives and permitted assigns.

     Section 5.2 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. The Merger Agreement may be amended in accordance with the terms thereof, and each reference herein to the Merger Agreement shall mean the Merger Agreement as amended, provided that any such amendment that changes the Exchange Ratio as provided in Section 1.5 of the Merger Agreement or that in any way materially adversely affects the rights of the stockholders of the Company shall have been approved by the Stockholder.

     Section 5.3 Stockholder Capacity. If the Stockholder is or becomes during the term hereof a director of the Company, then the Stockholder makes no agreement or understanding herein in his or her capacity as a director. The Stockholder signs solely in his, her or its capacity as the record and beneficial owner of the Shares.

     Section 5.4 Written Notices. All written notices, requests, claims, demands and other communication hereunder shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery, to the respective parties at the following addresses:

     (a)  if to Parent, to

               Apache Corporation
               2000 Post Oak Blvd., Ste. 100
               Houston, Texas 77056
               Attention: James R. Bauman, Senior Vice President
               Telephone:     (713) 296-6206
               Telecopy: (713) 296-6457

               with copies (which shall not constitute notice) to:

               Apache Corporation
               2000 Post Oak Blvd., Ste. 100
               Houston, Texas 77056
               Attention: Zurab S. Kobiashvili, General Counsel
               Telephone:     (713) 296-6204
               Telecopy: (713) 296-6458

               Geoffrey K. Walker
               Mayor, Day, Caldwell & Keeton, L.L.P.
               700 Louisiana, Suite 1900
               Houston, Texas 77002-2778
               Telephone:     (713) 225-7023
               Telecopy: (713) 225-7047

     (b)  if to the Company, to

               DEKALB Energy Company
               700-9th Avenue, SW
               10th Floor
               Calgary, Alberta,
               Canada  T2P 3V4
               Attention:     John H. Witmer, Jr., General
Counsel
               Telephone:     (403) 261-1200
               Telecopy: (403) 266-5987

               with a copy (which shall not constitute notice) to:

               Thomas E. Swaney
               Sidley & Austin
               One First National Plaza
               Chicago, Illinois  60603
               Telephone:     (312) 853-7476
               Telecopy: (312) 853-7036

     (c) if to the Stockholder, to the address set forth on the signature page hereof or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     Section 5.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     Section 5.6 Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which there would be no adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief, in addition to any other remedy to which such party may be entitled, at law or in equity.

     Section 5.7 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same
Agreement.

     Section 5.8    Descriptive Heading.  The descriptive
headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     Section 5.9 Further Assurances. From time to time, at Parent's request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or appropriate to consummate and make effective, in the most expeditious manner practicable, the agreements, covenants and transactions contemplated by this Agreement.

     Section 5.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered effective for all purposes as of the date first above written.

                              APACHE CORPORATION


                              By:
                              Name:
                              Title:



                              STOCKHOLDER:


                              Signature:

                              Printed Name:

                              Address: